UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 29, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

Quilicura

Santiago

Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry N° 0593

Santiago, April 27, 2005

Mr. Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

Ref.:	Report on D&S’s newly elected Board

Of our consideration:

As stipulated in letter C of paragraph 2.3, Section II of the General Regulation N° 30 of that Superintendency, I hereby inform you that during the General Shareholders’ Meeting of Distribución y Servicio D&S S.A. (“D&S”), held on April 26, 2005, the entire renewal of the Board of D&S became effective. The following persons were elected to the Board, listed in alphabetical order:

1. Mr. René Cortázar Sanz
2. Mr. Hans Eben Oyanedel
3. Mrs. Verónica Edwards Guzmán
4. Mr. Gonzalo Eguiguren Correa
5. Mr. Felipe Ibáñez Scott
6. Mr. Nicolás Ibáñez Scott
7. Mr. Jonny Kulka Fraenkel
8. Mr. Fernando Larraín Cruzat
9. Mr. Enrique Ostalé Cambiaso

Further, during an ordinary meeting of the newly elected Board following the referred General Shareholders’ Meeting, the Board members appointed Mr. Felipe Ibáñez as Chairman and Mr. Hans Eben Oyanedel as Deputy Chairman.

Yours sincerely,

Rodrigo Cruz Matta
Distribución y Servicio D&S S.A.
Chief Executive Officer

cc.	Santiago Stock Exchange Chilean Electronic Stock Exchange Valparaíso Stock Exchange Credit Rating Commission-Chile New York Stock Exchange (NYSE) Latibex, Madrid Stock Exchange, Spain

Av. Presidente Eduardo Frei Montalva # 8301 — Quilicura
Teléfono : (56-2) 200 5000 — Fax : (56-2) 200 5100
Internet : http://www.dys.cl

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 29, 2005